082-00034

RECEIVED
2009 JAN 29 A 3:

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

09045230

28 January 2009

SUPPL

Santos 2008 Reserves Report

Santos today announced an increase in its year-end proved and probable (2P) oil and gas reserves of 134 million barrels of oil equivalent (mmboe), taking the company's total proved and probable reserves past the 1 billion barrel mark.

This significant increase in 2008 was driven by a substantial boost in Santos' coal seam gas reserves accompanied by healthy growth in conventional oil and gas reserves.

The growth in coal seam gas reserves was achieved despite Santos monetising over 90 mmboe of 2P reserves via the selldown of a 40% stake in the Gladstone LNG (GLNG™) project to Petronas.

The overall reserves increase was net of 2008 production of 54.4 mmboe. It represents a 2P reserves replacement ratio for 2008 of 347% and is the company's fifth successive annual increase in its year end reserves position.

The 2P reserves replacement cost was A$5.90 per barrel in 2008.

Contingent resources increased by 254 million boe to 2.85 billion boe.

Highlights

- Proved and probable (2P) reserves exceed 1 billion barrels of oil equivalent (boe).
- 2P reserves increased by 134 million boe, or 226 million boe excluding the GLNG selldown to Petronas.
- 2P reserves replacement ratio of 347%, or 517% if GLNG selldown is excluded.
- GLNG joint venture CSG 2P reserves increased by 142% to 3,246PJ, demonstrating the reserves build for GLNG project sanction is well on track.
- Conventional (excluding CSG) 1P and 2P reserves increased in line with 2008 production.
- Major contingent resource booking in the Cooper Basin for unconventional reservoir gas and closer spaced drilling into conventional reservoirs.

On a proved (1P) basis, year-end reserves increased to 518 mmboe, after allowing for 2008 production of 54.4 mmboe. This represents a 1P reserves replacement ratio (RRR) of 160% for 2008 and 159% on a 3 year rolling-average basis.

On a proved and probable (2P) basis, year-end reserves increased to a record 1,013 mmboe. This represents a 2P RRR of 347% for 2008 and 237% on a 3 year rolling-average basis.

Contingent resources increased by 10% to 2.85 billion boe. Excluding the GLNG selldown to Petronas and transfer of resources to reserves, the annual growth in contingent resources was over 750 mmboe.

Significantly, 2008 included a substantial contingent resource booking in the Cooper Basin with unconventional reservoir gas adding 590 mmboe and closer spaced drilling into conventional reservoirs adding 273 mmboe.

Santos Chief Executive Officer David Knox said Santos again delivered strong reserves growth in 2008, positioning the Company for future production growth.

"Today's announcement means Santos has delivered its fifth successive annual reserves increase. Proved and probable reserves are now in excess of 1 billion barrels, a record level for the Company," Mr Knox said.

"GLNG joint venture CSG reserves more than doubled in 2008, confirming we are in a strong position as we work towards the sanction of GLNG in 2010.

"However, our reserves growth is not just a CSG story. We also delivered near 100% conventional reserves replacement, driven by exploration success at Netherby, strong reservoir performance from the Cooper Basin and John Brookes, and successful appraisal at Henry.

"The substantial resource booking for Cooper Basin unconventional reservoir gas and closer spaced drilling into conventional reservoirs highlights its potential as a future supply source for Eastern Australia, and alone is equivalent to more than 20 years of Queensland's current annual gas demand."

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Santos ASX/Media Release

Coal Seam Gas Reserves and Resources

GLNG joint venture CSG 2P reserves increased by 142% to 3,246PJ. Importantly, 95% of these reserves are uncontracted, demonstrating that the reserves build for GLNG project sanction is well on track. The GLNG drilling programme in 2008 successfully focussed on the transfer of resources to reserves, and the conversion of possible reserves to proved and probable; consequently contingent resources reduced compared to last year.

Coal Seam Gas Reserves & Resources	GLNG Dedicated Areas[1]	
PJ (as at 31 Dec)	**2008**	2007
1P	**1,167**	545
2P	**3,246**	1,344
3P	**5,999**	4,000
Contingent resource[2]	**2,647**	4,798

[1]GLNG dedicated areas as per ASX release of 29 May 2008.
[2]Contingent resource is defined as mid (2C) contingent resource estimate.

GLNG is a joint venture of Santos and Petronas and will involve the construction of an initial nominal 3.5 million tonne per annum LNG liquefaction plant on Curtis Island in Gladstone Harbour, with gas supply from the GLNG dedicated coal seam gas fields in the Bowen and Surat Basins. A final investment decision is expected in the first half of 2010 and first shipments of LNG in 2014. Santos' share of the project and GLNG joint venture is 60%.

Santos' net share of GLNG plus other net share CSG 2P reserves increased by 49% to 2,350PJ.

Year end CSG reserves and resources do not include the Gunnedah Basin in NSW where Santos has secured access to a substantial and quality acreage position of up to 21,000 km^2 gross. All areas are Santos operated and a core hole drilling program commenced in 2008. The first contingent resource booking for Gunnedah is expected in 2009.

A table detailing the Company's oil and gas reserves and resources position as at 31 December 2008 is attached to this release.

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

Santos ASX/Media Release

APPENDIX A

The table below shows the breakdown of reserves as at 31 December 2008.

PROVED PLUS PROBABLE RESERVES (SANTOS SHARE) BY ACTIVITY

	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Reserves year end 2007	4271	79	43	2982	879
Production	-230	-10	-3	-251	-54
Additions	1536	14	2	258	280
Acquisitions/Divestments	-538	0	0	0	-92
Estimated reserves year end 2008	5039	83	42	2989	1013

PROVED PLUS PROBABLE RESERVES (SANTOS SHARE) YEAR END 2008 BY AREA

Area	Sales gas (incl. ethane & LNG) PJ	Crude oil mmbbl	Condensate mmbbl	LPG 000 tonnes	Total mmboe
Cooper Basin	750	32	11	1620	185
Onshore Northern Territory	105	2	1	0	21
Offshore Northern Territory	307	0	19	958	79
Eastern Queensland	2440	0	0	13	420
Southern Australia	478	0	5	398	90
Carnarvon Australia	785	30	5	0	169
PNG	0	1	0	0	1
Indonesia	163	2	0	0	30
Bangladesh	7	0	0	0	1
Vietnam	4	16	1	0	17
Total	5039	83	42	2989	1013

RESERVES & CONTINGENT RESOURCES (SANTOS SHARE)
(mmboe)

	Year End 2007	Production	Revisions & Exploration	Contingent Resources converted to Reserves	Acquisitions & Divestments	Year End 2008
RESERVES						
1P Reserves	485	-54	50	74	-37	518
2P Reserves	879	-54	61	219	-92	1013
CONTINGENT RESOURCES						
2C Contingent Resources	2595	0	699	-219	-226	2849

The information in this reserves statement has been compiled by Greg Horton, a full-time employee of the Company. Greg Horton is qualified in accordance with ASX Listing Rule 5.11 and has consented to the form and context in which this statement appears.

In excess of 88% of Santos' year-end 2008 2P Reserves and 2C Contingent Resources were audited by independent experts Gaffney, Cline & Associates (conventional assets), Netherland, Sewell & Associates, Inc. (coal seam gas assets) and DeGolyer and MacNaughton (Contingent Resources for Cooper Basin unconventional reservoir gas and closer spaced infill drilling into conventional reservoirs). The auditors found that based on the outcomes of each of the respective audits and their understanding of the estimation processes employed by Santos, that Santos' December 31, 2008 Reserves and Contingent Resources quantities in aggregate compare reasonably to those estimates prepared by the auditors. Gaffney, Cline & Associates found that, in the aggregate, the total volumes summarised in the Santos summary table represents a reasonable estimate of Santos' December 31, 2008 Reserves and Contingent Resources position.

Ends

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

END